255 Fiserv Drive
Brookfield, WI 53045
262-879-5000
www.fiserv.com

April 17, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn:	Kathleen Collins
Rebekah Lindsey

Re:	Fiserv, Inc.
Form 10-K for Fiscal Year Ended December 31, 2018
Filed February 21, 2019
Form 8-K Furnished February 7, 2019
File No. 000-14948

Dear Ms. Collins and Ms. Lindsey:

This letter will confirm the telephone conversation yesterday between Ms. Lindsey and Kenneth F. Best, our Chief Accounting Officer, relating to the comment letter that we received from the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission on April 10, 2019 (the “Comment Letter”). In that telephone conversation we requested, and we understand the Staff has granted us, an extension until May 8, 2019 to respond to the Comment Letter.

We expect to file our reply to the Comment Letter on or before May 8, 2019 in accordance with this extension.

Thank you for your consideration of this matter. If you have any questions, please do not hesitate to call me at (262) 879-5000.

Very truly yours,

/s/ Robert W. Hau

Robert W. Hau

Chief Financial Officer and Treasurer

cc:	Kenneth F. Best, Chief Accounting Officer, Fiserv, Inc.
Lynn S. McCreary, Chief Legal Officer, Fiserv, Inc.
John K. Wilson, Foley & Lardner LLP